UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 000-53087

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                                                             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by Asia Entertainment & Resources Ltd. (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	September 30, 2011	December 31, 2010
	(Unaudited)

ASSETS
CURRENT ASSETS

Cash and Cash Equivalents	$11,088,582	$13,843,622
Accounts Receivable, Net	23,215,680	10,802,582
Markers Receivable	216,555,311	120,140,393
Prepaid Expenses and Other Assets	393,314	152,869
Total Current Assets	251,252,887	144,939,466

Intangible Assets (net of accumulated amortization of $4,630,823 at September 30, 2011 and $842,712 at December 31, 2010, respectively)	56,170,984	60,110,307

Goodwill	14,971,191	15,008,424

TOTAL ASSETS	$322,395,062	$220,058,197

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Lines of Credit Payable	$56,730,168	$11,840,640
Accrued Expenses	16,983,810	10,815,135
Payable-King's Gaming Acquisition, current portion	11,819,731	12,835,395
Loan Payable, Shareholders, current	4,082,259	61,066,220
Total Current Liabilities	89,615,968	96,557,390

Loan Payable, Shareholders	60,000,000	-

Long-term Payable-King's Gaming Acquisition, net of current portion	30,540,355	38,022,169
Total Liabilities	180,156,323	134,579,559

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 38,804,064 at September 30, 2011, 22,544,064 at December 31, 2010	3,881	2,255
Additional Paid-in Capital	52,581,098	52,581,098
Retained Earnings	89,951,789	32,936,819
Accumulated Other Comprehensive Income	(298,029)	(41,534)
Total Shareholders' Equity	142,238,739	85,478,638

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$322,395,062	$220,058,197

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Revenue from VIP Gaming Operations	$74,413,996	$28,533,177	$180,870,093	$83,941,149

Expenses
- Commission to Agents	47,198,390	18,491,782	111,481,366	49,509,822
- Selling, General and Administrative Expenses	4,100,589	2,305,857	11,640,203	6,961,674
- Special Rolling Tax	595,224	239,418	1,435,767	673,595
- Amortization of Intangible Assets	1,263,069	-	3,792,795	-
- NASDAQ Listing Expenses	-	-	-	140,000

Total Expenses	53,157,272	21,037,057	128,350,131	57,285,091

Operating income including pre-acquisition profit before change in fair value of contingent consideration	21,256,724	7,496,120	52,519,962	26,656,058

Prior Owners' Interest in Pre-Acquisition Profit	-	-	-	(4,329,385)

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	21,256,724	7,496,120	52,519,962	22,326,673

Change in Fair Value of Contingent Consideration for the Acquisition of King's Gaming	5,606,357	-	8,377,040	-

Net Income Attributable to Ordinary Shareholders	26,863,081	7,496,120	60,897,002	22,326,673

Other Comprehensive (Loss) Income
Foreign Currency
- Translation Adjustment	(153,735)	65,775	(256,495)	41,519

Total Other Comprehensive Income	$26,709,346	$7,561,895	$60,640,507	$22,368,192

Net Income Per Share
Basic	$0.69	$0.59	$1.63	$1.80
Diluted	$0.68	$0.53	$1.61	$1.29

Weighted Average Shares Outstanding
Basic	38,824,025	12,810,908	37,436,113	12,378,633
Diluted	39,229,556	14,135,903	37,910,394	17,313,430

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011
(Unaudited)

			Additional		Other	Total
	Ordinary Shares		Paid-In	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	(Loss)	Equity

Balances, December 31, 2010	22,544,064	$2,255	$52,581,098	$32,936,819	$(41,534)	$85,478,638

Incentive shares issued for 2010 net income target	12,050,000	1,205	-	(1,205)	-	-

Incentive shares issued for filing of 2010 Form 20-F	4,210,000	421	-	(421)	-	-

Declared dividend paid	-	-	-	(3,880,406)	-	(3,880,406)

Net income	-	-	-	60,897,002	-	60,897,002

Foreign currency translation adjustment	-	-	-	-	(256,495)	(256,495)

Balances, September 30, 2011 (unaudited)	38,804,064	$3,881	$52,581,098	$89,951,789	$(298,029)	$142,238,739

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)

	For the Nine	For the Nine
	Months Ended	Months Ended
	September 30, 2011	September 30, 2010

Cash flows provided by (used in) operating activities
Net income Attributable to Ordinary Shareholders including pre-acquisition profit	$60,897,002	$26,656,058

Adjustments to reconcile net income attributable to ordinary shareholders to net cash provided by (used in) operating activities

Amortization of intangible assets	3,792,795	-
Change in fair value of contingent consideration for the acquisition of King's Gaming	(8,377,040)	-

Change in assets and liabilities
Accounts Receivable	(12,413,098)	(2,967,378)
Markers Receivable	(96,414,918)	(66,950,605)
Advance to Owner pre-acquisition	0	1,547,668
Prepaid Expenses and Other Assets	(240,445)	(142,111)
Lines of Credit Payable	44,889,528	9,266,306
Accrued Expenses	6,168,675	(121,811)
Net cash used in operating activities	(1,697,501)	(32,711,873)

Cash flows provided by (used in) financing activities

Ordinary shares issued for cash	-	2,704,275
Cash dividends paid	(3,880,406)	-
Net distribution to prior owners of interest in pre-acquisition profit	-	(4,329,385)
Shareholder loans, net	3,016,039	59,493,768
Proceeds from merger	-	452,044
Net cash (used in) provided by financing activities	(864,367)	58,320,702

Net (decrease) increase in cash and cash equivalents	(2,561,868)	25,608,829

Effect of foreign currency translation on cash	(193,172)	41,519

Cash and cash equivalents at beginning of period	13,843,622	321,147

Cash and cash equivalents at end of period	$11,088,582	$25,971,495

Non-cash Financing Activities
Incentive shares issued for 2010 net income target	$1,205	$-
Incentive shares issued for filing 2010 Form 20-F	$421	$-
Notes issued for shareholder loans	$60,000,000	$-
Capital contributed by shareholders offset to Shareholder loans payable	$-	$1,507,929

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 – Organization and Business of Companies

Asia Entertainment & Resources Ltd. (formerly CS China Acquisition Corp.) ("AERL" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”).

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries, (collectively “AGRL”) and Spring Fortune Investments Ltd (“Spring Fortune”) that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of AERL, as discussed in Note 8.  The operations of the AGRL's promoter Companies are based in Macau, and are subject to Macau jurisdiction.

The acquisition has been accounted for as a “reverse merger” and recapitalization since the shareholder of AGRL (i) owns a majority of the outstanding ordinary shares of AERL, par value $0.0001 (the “Ordinary Shares”) immediately following the completion of the transaction, and (ii) has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity immediately following the completion of the transaction in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 805 "Business Combinations". Accordingly, AGRL is deemed the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and its VIP gaming promoters (sometimes referred to as “The Promoter Companies”) and are recorded at the historical cost basis of AGRL and the VIP gaming promoters. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL, its subsidiaries and the Promoter Companies subsequent to the acquisition.

AERL, its subsidiaries (including AGRL) and the VIP gaming promoters are collectively referred to as the "Group".

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

On November 10, 2010, the Company entered into an agreement to acquire the right to 100% of the profit derived by King's Gaming Promotion Limited (“King's Gaming”) from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau as discussed in Note 9.

On May 15, 2011 the Company opened a new VIP gaming room at Galaxy Resort Macau located in Cotai, Macau.

On June 16, 2011, the Company closed the VIP gaming room at the MGM Grand Hotel and Casino in Macau.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Current Macau laws do not allow non-Macau companies, such as AERL, to directly operate a gaming promotion business in Macau.   Consequently, AERL’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies and for AGRL to exercise effective control over the Promoter Companies.

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities". AGRL consolidates the VIEs because the equity investors in the Promoter Companies do not have the characteristics of a controlling financial interest and AERL through AGRL is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

In accordance with FASB ASC Topic 810 "Consolidations", the operations of the Promoter Companies are consolidated with those of AERL for all periods subsequent to the closing of the acquisition of AGRL by AERL. Prior to the closing of the acquisitions, all revenue and expenses of the Promoter Companies has been attributed to the former beneficiaries of the VIEs and has been disclosed as the prior owners' interest in pre-acquisition profit and has reduced income available to the ordinary shareholders.

  AGRL Business

The following are the 100% owned subsidiaries of AGRL, which have relationships with the Promoter Companies (effective February 2, 2010 and agreements subsequent to that date).

Foxhill Group Limited (‘‘Foxhill’’) was incorporated in the British Virgin Islands on February 15, 2007. The main asset of Foxhill is the right to 100% of the profit derived by Iao Pou Gaming Promotion Limited (“Iao Pou”) from the promotion of the Iao Kun VIP Room at the MGM Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Foxhill and Iao Pou.  Effective June 16, 2011, Iao Pou closed the VIP gaming room at the MGM Grand Hotel and Casino in Macau, to allow the Group to focus its resources at its other three VIP gaming rooms.

Kasino Fortune Investments Limited (“Kasino Fortune”) was incorporated on February 16, 2007.  The main asset of Kasino Fortune is the right to 100% of the profit derived by Sang Heng Gaming Promotion Company Limited (“Sang Heng”) from the promotion of the Iao Kun VIP Room at the Star World Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Kasino Fortune and Sang Heng.  From May 15, 2011 to July 1, 2011, Sang Heng operated a second VIP gaming room at the new Galaxy Resort Macau, which was subsequently transferred to Sang Lung Gaming Promotion Company Limited ("Sang Lung") effective July 1, 2011.

Well Mount International Limited (“Well Mount”) was incorporated on November 1, 2007.  The main asset of Well Mount is the right to 100% of the profit derived by Doowell Limited (“Doowell”) from the promotion of the VIP gaming room at T.H.E. Hotel and Casino in Jeju the Republic of Korea, pursuant to the profit interest agreement between Well Mount and Doowell. The VIP gaming room at T.H.E. Hotel and Casino is currently not operating and both Well Mount and Doowell are presently inactive.

Billion Boom International Limited ("Billion Boom") was incorporated on November 1, 2007.  The main asset of Billion Boom is the right to 100% of the profit derived by King's Gaming from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau, pursuant to the profit interest agreement between Billion Boom and King's Gaming.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

On November 14, 2009, Link Bond International Limited (“Link Bond”),  entered into a profit interest agreement with Champion Lion Limited (“Champion Lion”) relating to 100% of the profit derived by Champion Lion from the promotion of the VIP gaming room at the Unicorn Hyatt Regency Casino in Jeju the Republic of Korea. However, management has delayed the proposed expansion in Jeju due to the continued strength of the Macau VIP gaming market, and currently intends to increase its operations in Macau.

During the year ended December 31, 2010, AGRL established AERL Company Limited (Macau) to perform certain executive management functions for the Promoter Companies.

Super Number Limited ("Super Number") was incorporated on April 11, 2011.  The main asset of Super Number is the right to 100% of the profit derived by Sang Lung from the promotion of the Iao Kun VIP Room at the Galaxy Macau Resort in Macau, pursuant to the profit interest agreement between Super Number and Sang Lung effective July 1, 2011.

Profit Interest Agreements

Each Promoter Company has entered into an agreement with the Casino Operators and license holders to promote a VIP gaming room in the respective casino.  These agreements provide that the Promoter Company receives a commission or share in the net win/loss of the VIP gaming room.  Current Macau laws do not allow non-Macau companies, such as AERL, to directly operate a gaming promotion business in Macau.  Consequently, the Promoter Company enters into a profit interest agreement with a subsidiary of AGRL, providing for the assignment to the AGRL subsidiary of 100% of the profits derived by the Promoter Company from its promotion of the VIP gaming room.  The manner of calculation of the profit is set out in an exhibit to the profit interest agreement.  The profit interest agreements do not have expiration dates and continue conterminously with the operation of the respective VIP gaming rooms.

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without AERL's consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement.

In connection with the profit interest agreements, Messrs Lam Man Pou (Mr. Lam) (Chairman and Director of AERL and principal stockholder of AERL) and Vong Hon Kun (Mr. Vong) (Chief Operating Officer and Director of AERL) have agreed to make loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters of not less than $45,000,000. Prior to amendments made on April 18, 2011 (see Note 7), the funding commitment terminated at the end of the fiscal quarter that AGRL’s working capital was not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  Messrs. Lam and Vong will also guarantee to AGRL the repayment of the loans made by AGRL to the VIP gaming promoters.  As amended on April 18, 2011 $60,000,000 of the loans owing to Messrs. Lam and Vong were converted into two $30,000,000 interest-free notes ($60,000,000 in the aggregate), expiring in April 2014, which are convertible into ordinary shares at a price of $20 per share at the option of the holder and callable at the Company's option at $20 per share if the closing price of its ordinary shares for any ten consecutive trading days exceeds $25 (see Note 7).

VIP Gaming Promoter Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement must be renewed annually.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in  July 2008 between Venetian Macau S.A. and King's Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September, 2009, both parties agreed that King's Gaming should be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement automatically renews annually.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on July 1, 2011. The agreement is expected to be renewed annually.

Iao Pou’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 22, 2009 entered into between MGM Grand Hotel and Casino in Macau and Iao Pou allows for the sharing of profits as a Gaming Promoter of Iao Kun VIP Room in the MGM Grand Hotel and Casino in Macau for the period from June 22, 2009 to March 31, 2010. A new agreement was entered into on November 9, 2009 and is automatically renewed on January 1 for one year periods unless terminated earlier.  The Group closed the Iao Kun VIP Room on June 16, 2011 to focus its resources at its three other VIP gaming rooms and the Agreement was terminated.

Spring’s (as defined under “Operations of Promoter Companies” below) Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered between Galaxy Casino, S.A., and Spring allowed for the sharing of profits as a gaming representative of Spring VIP Room in Grand Waldo Hotel and Casino for the period from August 9, 2007 to December 31, 2008. The agreement was renewed on March 29, 2009 for the period from January 1, 2009 to December 31, 2009.  The agreement was terminated effective May 30, 2009, when the Spring VIP Room was closed.

Doowell’s Gaming Promotion (VIP Room Promoter) Agreement dated as of January 18, 2008 entered between Gillmann Investments Asia, Ltd (“GIA”) and Doowell allows for the sharing of profits as a gaming promoter of a VIP gaming room in the Nam Seoul Plaza Hotel and Casino (now called T.H.E. Hotel and Casino) located on Jeju. The Doowell Agreement no longer in effect and Doowell is inactive.

Operations of Promoter Companies

VIP gaming rooms are well appointed suites generally located within a large casino and serve the purpose of providing luxury accommodations and privacy exclusively for the high-tier gaming patrons.

The following is a summary of the VIP gaming promoters and their predecessors:

Sang Heng was a sole proprietorship, owned by Mr. Lam.  The operations of Sang Heng VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai in Macau. Sang Heng VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 22, 2006.  It operated until August 8, 2007, at which point the operations were transferred to Sang Heng, which continued to promote the Sang Heng VIP Room. In December 2007, Sang Heng relocated the operations of the VIP gaming room at the Grand Waldo Hotel and Casino to the Iao Kun VIP Room at the Star World Hotel and Casino, located in downtown Macau.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Spring VIP Room was a sole proprietorship, owned by Mr. Lam.  The operations of Spring VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai in Macau. Spring VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 25, 2006. It operated until August 8, 2007, at which point the operations were transferred to Spring Gaming Promotion Company Limited (“Spring”), which continued to promote the Spring VIP Room until May 30, 2009. In June 2009, the operations of the Spring VIP Room at the Grand Waldo and Casino were relocated to the Iao Kun VIP Room at the MGM Grand Hotel and Casino, located in downtown Macau.

At the request of Galaxy S.A., the primary concessionaire for Star World Hotel and Casino, Mr. Lam and Mr. Zheng Anting (former Operating Officer and shareholder of the Company) incorporated Iao Pou in Macau SAR, with Mr. Zheng as the major shareholder and promotion license holder, to promote the MGM Grand Hotel and Casino Iao Kun VIP Room located in downtown Macau. Iao Pou is licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room. The Group closed the Iao Kun VIP Room on June 16, 2011 to focus its resources at its three other VIP gaming rooms.

King’s Gaming was incorporated in Macau on April 15, 2008, owned by Mr. Mok Chi Hung ("Mr. Mok") and Mr. Wong Hon Meng ("Mr. Wong"), who collectively own 100% of the equity interests of King's Gaming. Mr. Wong is the brother of Mr. Vong. Mr. Wong owns 4% of the equity interests of King's Gaming.  The operations of King’s Gaming are to promote the Wenzhou VIP Room at the Venetian Hotel and Casino located on the Cotai in Macau. King's Gaming was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation in September 2008.

Doowell is a British Virgin Islands limited company incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004), owned by Mr. Lam. Doowell promoted the Iao Kun VIP Room at T.H.E. Hotel and Casino (formerly Nam Seoul Plaza Hotel and Casino), a luxury hotel located in Jeju. T.H.E. Hotel and Casino had a trial opening in May 2008.  Doowell had limited activity during 2009 and no activity during 2010. The Company is delaying its proposed expansion in Jeju because the continued strength of the Macau VIP gaming market makes it desirable to continue to increase its efforts there. Also, the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju. Management is evaluating the continuation of operations.

Champion Lion is a British Virgin Islands limited company incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004), owned by Mr. Vong  and Leong Siak Hung (Chief Executive Officer and Director of AERL). Champion Lion was established to promote the VIP gaming room at the Unicorn Hyatt Regency Casino, a luxury hotel located on Jeju.  Champion Lion has had no activity since incorporation.

Sang Lung was incorporated in Macau on March 28, 2011, owned by Mr. Lam and Mr. Vong, who collectively own 100% of the equity interests of Sang Lung.  The operations of Sang Lung are to promote the Iao Kun VIP Room at the Galaxy Macau Resort located on the Cotai in Macau. Sang Lung was licensed on June 3, 2011 by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on July 1, 2011. Prior to July 1, 2011 the VIP gaming room was promoted by Sang Heng.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements as of September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting.  In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position of the Company as of September 30, 2011 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2011 and 2010.  Operating results as presented are not necessarily indicative of the results to be expected for a full year.  These financial statements and related footnotes should be read in conjunction with the financial statements and footnotes thereto included in the Company’s Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2010.

Principles of Consolidation

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies are consolidated with those of AGRL and its wholly owned subsidiaries and AERL as of September 30, 2011 and December 31, 2010 and for the three and nine month periods ended September 30, 2011 and 2010 and intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Use of Estimates

The preparation of the consolidated/combined financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price due for the King's Gaming acquisition in these consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room operations is recorded monthly based upon the Promoter Companies’ share of the net gaming wins or as a percentage of non-negotiable chips wagered in VIP gaming rooms. The amounts due to the Promoter Companies are calculated and reported by the Casino Operators on a monthly basis, usually within two days of the month end.

In accordance with long standing industry practice in Macau, the Promoter Companies’ operations in Grand Waldo Hotel and Casino, Star World Hotel and Casino and MGM Grand Hotel and Casino had similar win and loss sharing arrangements. Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins and losses are allocated as 40.25% to 45% of net gaming wins on a pre-gaming tax basis. The Promoter Company may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, the Promoter Companies earn revenues based upon percentages of non-negotiable chips wagered in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming room patrons without charge and is included in gross revenues and then deducted as promotional allowances as incurred.  These revenues are recorded as fees and incentive revenues in the accompanying consolidated statements of operations.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of rolling chip volumes regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters and Casino Operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of rolling chip turnover.  Management had requested that the MGM Grand Hotel and Casino revise the Iao Pou Agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of rolling chip turnover.  MGM Grand Hotel and Casino declined the request to allow for fixed commissions.  The Company closed its VIP Room in the MGM Hotel and Casino on June 16, 2011.  The Sang Lung and King’s Gaming arrangements are also based on 1.25% of the rolling chip turnover.  Management believes that this change in the revenue structure will reduce the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses.  The fixed commission revenues will be based only on the amount of rolling chip turnover, rather than the win/loss of the gaming operations.  Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $14,356,000,000 and $6,734,000,000 during the nine month periods ended September 30, 2011 and 2010, respectively; and was approximately $5,951,000,000 and $2,394,000,000 during the three month ended September 30, 2011 and 2010, respectively.

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the reverse merger on February 2, 2010, the Promoter Companies did not extend credit to junket agents.  Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies.  Subsequent to the acquisition of AGRL by AERL (see Note 8), the operations and extension of credit by the cage became controlled by the Group through the Promoter Companies and Messrs. Lam and Vong assigned the assets of the cage to AERL and its subsidiaries as a loan in the amount of $20,220,000 to enable AERL and its subsidiaries to extend credit to the VIP gaming promoters and not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At September 30, 2011 and December 31, 2010, the loan amounted to $64,082,259 and $61,066,220, respectively.  On April 18, 2011, $60,000,000 of the loans owing to Messrs. Lam and Vong were converted into two $30,000,000 interest-free notes ($60,000,000 in the aggregate), expiring in April 2014, which are convertible into ordinary shares at a price of $20 per share at the option of the holder and callable at the Company's option at $20 per share if the closing price of its ordinary shares for any ten consecutive trading days exceeds $25 (see Note 7).

In the VIP gaming rooms, junket agents primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commissions.  The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The law in Macau permits VIP gaming promoters to extend credit to junket agents, who act as patron representatives.

With the completion of the acquisition of AGRL by AERL, the Group, through the Promoter Companies, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers from foreign junket agents is affected by a number of factors including changes in economic conditions in the agents’ home countries.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group regularly evaluates the reserve for bad debts based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition, Messrs. Lam and Vong guaranteed all markers receivable; therefore, as of September 30, 2011 and December 31, 2010, management believes that a reserve for bad debts is not deemed necessary. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. In addition, Mr. Mok has guaranteed the collection of all markers attributable to Mr. Mok and his network of junket agents and collaborators at both King’s Gaming existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, line of credit  payable, accrued expenses, payable-King’s Gaming acquisition, and loan payable to shareholders.  The carrying values of these financial instruments, other than long-term loan payable to shareholders  and payable-King’s Gaming acquisition approximate their fair value due to their short maturities.  The carrying value of long-term loan payable to shareholders approximates their fair value since they guarantee the markers receivable.  The payable-King’s Gaming acquisition was initially recognized for the fair value of the acquisition contingent consideration and is adjusted to the fair value at each subsequent reporting date (see Note 9).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, non-negotiable chips and short-term investments with original maturities of less than 90 days. Such investments are carried at cost, which approximates their fair value. Cash equivalents are placed with high credit quality financial institutions.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the Casino Operators.

When deemed necessary, the Group records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

Earnings Per Share

The calculations of earnings per share are computed as follows for the three and nine months ended September 30, 2011 and 2010:

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Numerator:
Net income attributed to ordinary shareholders for basic and diluted earnings per share	$26,863,081	$7,496,120	$60,897,002	$22,326,673
Denominator:
Denominator for basic earnings per share
- Weighted-average Ordinary Shares outstanding during the year	38,824,025	12,810,908	37,436,113	12,378,633
Effect of dilutive securities:
- Weighted average Warrants	-	1,241,207	-	4,575,656
- Weighted average Unit Purchase Option	405,531	83,788	474,281	359,141
Denominator for diluted earnings per share	39,229,556	14,135,903	37,910,394	17,313,430

Basic earnings per share	$0.69	$0.59	$1.63	$1.80
Diluted earnings per share	$0.68	$0.53	$1.61	$1.29

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

During the fourth quarter of 2010, the contingent Ordinary Shares of 12,050,000 for the 2010 earnings incentive were earned  and have been included in the basic and diluted earnings per share based on the weighted average shares for the three and nine months ended September 30, 2011.

4,210,000 Ordinary Shares were to be issued within 30 days of the Company filing its Form 20-F for 2010 (filed on May 6, 2011) and have been included in the basic and diluted earnings per share based on the weighted average shares for the three and nine months ended September 30, 2011.

The Company agreed that a portion of the 2010 Directors fees be paid in Ordinary Shares which have not been issued pending shareholder approval. The shares were to be issued in January, 2011.  A total of 19,961 shares will be issued in 2011 to satisfy this liability and have been included in the basic and diluted earnings per share based on the weighted average shares for the three and nine months ended September 30, 2011.  A liability of approximately $305,000 and $159,000 is included in accrued expenses at September 30, 2011 and December 31, 2010, respectively.

The Company has 1,440,000 dilutive potential Ordinary Shares related to the Underwriter Unit Purchase Option.

Goodwill and Other Intangible Assets

In accordance with the provisions of FASB ASC Topic 350, “Intangibles—Goodwill and Other”, the Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. FASB ASC Topic 350 requires that that management perform impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The following are the useful lives of the respective intangible assets:

Bad Debt Guarantee	5 and 1/2 years	Based upon six months after the expiration of the employment agreement

Non-Compete agreement	12.2 years	Based upon the termination date of the casino's license

Profit interest agreement	12.2 years	Based upon the termination date of the casino's license

Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is estimated based on the revenues and earnings multiples of a group of comparable public companies and from recent transactions involving comparable companies. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value.  Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

Impairment of Long-lived Assets

In accordance with the provisions of FASB ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition. No impairment has been recognized.

  Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense. The Group did not incur advertising or marketing expenses during the three and nine month periods ended September 30, 2010.  During the three and nine month periods ended September 30, 2011, the Group incurred advertising expenses of $26,948 and $71,919, respectively.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employee, directors and consultant (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.  As of December 31, 2010, the Company has reserved 19,961 Ordinary Shares for issuance to the Company's directors.  The Company does not currently have an incentive stock compensation plan in place for management.

Foreign Currency

The functional and reporting currency of AERL is in the United States dollar ("US $", "$", “Reporting Currency”).  AGRL’s and the Promoter Companies' functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing at the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	September 30,	September 30,	December 31,
	2011	2010	2010

Period end HK$:US$ exchange rate	$7.79	$7.76	$7.75
Average three-months ended HK$:US$ exchange rate	$7.79	$7.77	-
Average nine-months ended HK$:US$ exchange rate	$7.79	$7.77	-
Average annual HK$:US$ exchange rate	-	-	$7.79

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Other Comprehensive Income

The Group follows FASB ASC Topic 220 “Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated statements of changes in equity, was cumulative foreign currency translation adjustment.

Income Taxes

Sang Heng, King's Gaming, Iao Pou and Sang Lung are not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau SAR paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

As VIP gaming promoters, Sang Heng, King's Gaming, Iao Pou and Sang Lung are subject to a tax on the amount of non-negotiable chips wagered by gaming patrons in the VIP gaming rooms (“rolling chip turnover”), which is referred to as a “rolling tax”.  The rolling tax is deducted and paid by the Casino Operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room and the rolling tax is deducted as a cost of revenues.

Doowell and Champion Lion are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes. Doowell and Champion Lion are not subject to Korean Income tax because all promotion services are performed outside Korea. No provision for Korean Income tax has been made.

AGRL is not subject to Hong Kong profits tax because all operations are performed outside Hong Kong and Hong Kong adopts a territorial tax regime under which only Hong Kong sourced income is subject to the profit tax.

All subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes.

The Company is not incorporated nor does it engage any trade or business in the United States and is not subject to United States federal income taxes.  The Company did not derive any significant amount of income subject to such taxes after completion of the Share Exchange and accordingly, no relevant tax provision is made in the consolidated statements of operations.

The Group accounts for income taxes under FASB ASC Topic 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent that management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that includes the enactment date.

FASB ASC Topic 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of September 30, 2011 and December 31, 2010, there were no amounts that had been accrued with respect to uncertain tax positions.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, (“ASU 2011-08”), which amends current guidance to allow a company to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The amendment also improves previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect that the adoption of ASU 2011-08 will have a material impact on our consolidated financial statements.

Note 3 — Accounts Receivable, Net

Accounts receivable consisted of the following:

	September 30,	December 31,
	2011	2010
	(Unaudited)
Gaming revenues receivable	$23,215,680	$10,802,582

As of September 30, 2011, accounts receivable were due from three Casino Operators.  The accounts receivable from the three casinos at September 30, 2011 were 53%, 41% and 6% of total receivables.  As of December 31, 2010, accounts receivable were due from three Casino Operators.  The accounts receivable from the three casinos at December 31, 2010 were 63%, 19% and 18% of total receivables.

Note 4 — Intangible Assets

Intangible assets as of September 30, 2011 and December 31, 2010 consist of the following:

	September 30, 2011	December 31, 2010
	(Unaudited)
Bad Debt Guarantee	$464,960	$466,116
Non-Compete Agreement	790,337	792,303
Profit Interest Agreement	59,546,510	59,694,600
	60,801,807	60,953,019
Accumulated Amortization	(4,630,823)	(842,712)
	$56,170,984	$60,110,307

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Amortization expense for the nine month periods ended September 30, 2011 and 2010 was $3,792,795 and $0, respectively; and for the three month periods ended September 30, 2011 and 2010 was $1,263,069 and $0.

Estimated amortization expense of intangibles for the years ending December 31, 2011 through 2015 and thereafter is as follows:

2011 (three months)	$1,116,952
2012	5,056,275
2013	5,056,275
2014	5,056,275
2015	5,056,275
Thereafter	34,828,932
$56,170,984

Note 5 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	September 30,	December 31,
	2011	2010
	(Unaudited)
Due to Casino Operators	$56,730,168	$11,840,640

Due to Casino Operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung and King's Gaming and are interest free and renewable monthly, secured by personal guarantees of Messrs. Lam and Vong.

The Casino Operators have extended lines of credit totaling approximately $55,186,000 as of September 30, 2011.  The lines of credit may be exceeded from time to time at the discretion of the Casino Operators.  The lines of credit are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks.  Prior to the acquisition of AGRL by AERL, it was the Promoter Companies’ policy not to extend credit to patrons or gaming agents, and as a result, this line of credit was extended to Messrs. Lam and Vong by Sang Heng as an advance and was used by Messrs. Lam and Vong as additional chips to the VIP gaming room cage.  During the period subsequent to the acquisition of AGRL by AERL, all prior advances to Messrs. Lam and Vong were repaid to the Promoter Companies.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 6 — Accrued Expenses

Accrued Expenses consist of the following:

	September 30,	December 31,
	2011	2010
	(Unaudited)
Commission payable-Junket Agents	$15,434,830	$9,802,113
Management fee payable-related party (Note 11)	462,023	385,977
Directors' compensation	477,870	286,286
Others	609,087	340,759

	$16,983,810	$10,815,135

Note 7 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies.  Pursuant to the agreement the loans will be in an amount not less than $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL), not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  If at any time the balance exceeds the minimum requirement, the Messrs. Lam and Vong may request repayment for the excess amount. As of September 30, 2011 and December 31, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $64,082,259 and $61,066,220, respectively.  Messrs. Lam and Vong also guarantee to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL's election, be offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement.

On April 18, 2011, the terms of the loan agreement were amended and the loan amount totaling $60,000,000 ($30,000,000 each to Messrs. Lam and Vong) was fixed, non-interest bearing and due on April 18, 2014.  Therefore, this portion of the loan amount as of September 30, 2011 has been classified as a long term liability.  In conjunction with the loan amendment, the loans are convertible at the option of the lenders at a rate of $20 per Ordinary Share or an aggregate of 3,000,000 Ordinary Shares.  Additionally, should the closing price of the Ordinary Shares as reported by the Nasdaq Stock Market for any ten (10) consecutive Trading Days following the date of amendment equals or exceeds $25.00, the Company shall have the right to convert all of the loans at a rate of $20 per Ordinary Shares, or an aggregate of 3,000,000 Ordinary Shares.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 8 — Acquisition of AGRL

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with AGRL and Spring Fortune that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL.

The amendment dated April 18, 2011 increased the amount of the incentive targets from $49,500,000 to $65,000,000 for the year ended December 31, 2011 and from $58,000,000 to $78,000,000 for the year ended December 31, 2012 to receive 2,573,000 incentive shares for each year.  Additionally, the additional incentive target to earn 530,000 Ordinary Shares in 2011 and 2012 was increased from $75,000,000 to $78,000,000 and from $82,500,000 to $94,000,000, respectively.

Additionally, on April 18, 2011, members of management who are also designees of Spring Fortune with respect to ordinary shares issued in connection with the acquisition of AGRL, and are anticipated to be designees of the ordinary shares issued to Spring Fortune upon the filing of the Company's Annual Report on Form 20-F for 2010, entered into lock-up agreements pursuant to which such members of management would be restricted from transferring ordinary shares of the Company. 20% of such shares would be released from lock-up each year beginning one year after the execution of the agreement. The following persons and entities had entered into lock-up agreements: Mr. Lam with respect to 2,940,000 ordinary shares, Mr. Vong with respect to 3,940,000 ordinary shares; Legend Global International Limited (whose ordinary shares are deemed to be beneficially owned by Leong Siak Hung, chief executive officer and director) with respect to 16,000 ordinary shares; and Lam Chou In with respect to 2,860,000 ordinary shares. This is an aggregate of 9,756,000 ordinary shares, or 60% of the 16,260,000 ordinary shares issued subsequent to the filing of the Group's Annual Report on Form 20-F for 2010.

The acquisition of AGRL by AERL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of  a majority of the outstanding Ordinary Shares of AERL immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provision of FASB ASC Topic 805 “Business Combinations”. Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. AERL’s assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.  For periods after the consummation of the acquisition, the assets and liabilities and the historical operations that are reflected in the consolidated financial statements will be those of AGRL and the Promoter Companies and will be recorded at their historical cost basis.

Upon closing, AERL acquired all the outstanding capital stock of AGRL from Spring Fortune for a total consideration of 10,350,000 Ordinary Shares of AERL that were issued to Spring Fortune and its designees and an additional 4,210,000 Ordinary Shares that were issued upon the filing of AERL’s annual report on Form 20-F for the 2010 fiscal year.  In addition, Spring Fortune shall be entitled to receive additional Ordinary Shares of AERL stock for each of the years 2011 and 2012 in which AGRL, through the Promoter Companies, meets or exceeds the following net after tax income targets specified for such year in the Agreement (the “Incentive Targets”) as amended:

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Year	Incentive Target	Incentive Shares
2011	$65,000,000 and above	2,573,000
2012	$78,000,000 and above	2,573,000

As of September 30, 2011 the maximum number of incentive shares that Spring Fortune may receive for achieving Incentive Targets is 17,196,000 (including 12,050,000 earned in 2010). Also, for each of the years 2011 and 2012, AERL will issue an additional 530,000 Ordinary Shares if AGRL has adjusted net income equal to, or greater than, $78 million, and $94 million, respectively, which would amount to an additional 1,060,000 Ordinary Shares to Spring Fortune if all of such targets are achieved.  However, if for any fiscal year through the fiscal year ending December 31, 2012, (i) at the end of any fiscal quarter during such fiscal year, AGRL does not have at least $10,000,000 in cash and cash equivalents (including redeemable chips and receivables from casinos with respect to operations during such fiscal quarter that are received within five (5) days after the end of such fiscal quarter) and (ii) based on the audited financial statements for such fiscal year, positive cash flow from operations, as determined in accordance with U.S. GAAP, Spring Fortune shall not be entitled to receive one-half of the incentive shares it would otherwise be entitled to receive with respect to such fiscal year.  Total incentive shares and additional earnout shares potentially issuable pursuant to the above targets are 18,256,000 (including 12,050,000 earned in 2010).

AGRL achieved the performance target for the year ended December 31, 2010 of net after tax income in excess of $41,800,000 as calculated under US GAAP, pursuant to the Agreement, and accordingly in June 2011, 12,050,000 shares were issued subsequent to the filing of the 2010 annual report on Form 20-F.

Additionally, the Company issued 4,210,000 shares as a result of the filing of Form 20-F for the fiscal year ended December 31, 2010 in May of 2011.  The shares are considered to be issued as part of the merger and therefore have been treated as issued for no additional cost or compensation.  The issuance is treated as an increase to Ordinary Shares and a decrease to Retained Earnings of $1,626 to reflect the par value of the Ordinary Shares.  The Company considered the indicators found in ASC 805-10-55-25 "Business Combinations" to determine if the contingent payments as a result of the reverse merger between AGRL and AERL may constitute a form of additional compensation to/or profit sharing with the sellers and concluded they are not to be treated as additional compensation or profit sharing. The Company does not currently have an incentive stock compensation plan in place for management.

Note 9—Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Purchase Agreement”) with Mr. Mok  and Mr. Wong (together, the “Seller”), to acquire the right to 100% of the profit derived by King’s Gaming, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”) issued at the closing. The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming   (and shall be the sole property of the Company until paid to the Seller in accordance with the terms of the Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

For purposes of the Purchase Agreement, “Gross Profit” means 1.25% of the rolling chip turnover (which means the amount of non-redeemable chips that the Seller’s network of agents purchase from King’s Gaming and the Company’s VIP gaming rooms) attributable to the Seller’s network of gaming agents and collaborators at both King’s Gaming existing VIP gaming room and the Company’s existing and future VIP gaming rooms, after deducting commissions and fees paid to the Seller’s network of gaming agents and collaborators and a fixed management fee of $77,500 per month unless otherwise agreed by the parties.  Revenues from VIP gaming rooms not employing a flat percentage of rolling chip turnover may not account for more than 30% of the rolling chip turnover and to the extent that revenues from such VIP gaming rooms account for more than 30% of the rolling chip turnover, such excess amount shall not be deemed Gross Profit for purposes of the Purchase Agreement.

In addition, as more fully set forth below, the Company shall issue to the Seller (i) up to an aggregate of 1,500,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the three years following the closing date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the closing date (the “Incentive Shares”), and (iii) additional Ordinary Shares in the event the Gross Profit targets for each of the ten years following the closing date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”).  For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

The Earnout Shares, the Incentive Shares and Additional Incentive Shares shall be released and issued to the Seller as follows:

	Gross Profit Target
Year	For Earnout/Incentive Shares	Earnout/Incentive Shares	Additional Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*- For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the Purchase Agreement, including, but not limited to any bad debts the Seller network of agents may have incurred or may incur in the future.

As of December 31, 2010, the total estimated purchase price of $75,973,890 consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000, and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the three and nine months ended September 30, 2011, the Company recognized gains of $5,606,357 and $8,377,040, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's ordinary shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The following is a summary of the current and long term portions of the estimated contingent consideration to be paid for the acquisition of King's Gaming:

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Years EndedDecember 31,	Total Contingent Consideration

2011	$11,819,731
2012	11,848,873
2013	11,913,484
2014	786,805
2015	954,083
Thereafter	5,037,110
$42,360,086

The operations of King’s Gaming acquired assets have been included in the results of operations of the Company from November 1, 2010 the date for such inclusion per the acquisition agreement dated November 10, 2010. The acquisition has been accounted for using the acquisition method of accounting and accordingly, the aggregate consideration has been allocated based on estimated fair values as of the acquisition date.

Transaction costs for the acquisition of King's Gaming charged to operations in 2010 were $241,730.

Note 10 — Shareholders’ Equity

Ordinary Shares

AERL is authorized to issue 200,000,000 Ordinary Shares, par value $.0001.  As of September 30, 2011 and December 31, 2010, 38,804,064, and 22,544,064 Ordinary Shares are outstanding, respectively.  The Company issued 12,050,000 and 4,210,000 ordinary shares related to achieving earnings targets in 2010 following the filing of Form 20-F during the second quarter of 2011.  Ordinary shares totaling 19,961 issuable for 2010 director compensation have not yet been issued.  The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Directors Compensation

All of the Company directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the nine month periods ended September 30, 2011 and 2010 were $406,000 and $346,000, respectively; and during the three month periods ended September 30, 2011 and 2010 were $152,000 and $131,000, respectively.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Warrants

As of September 30, 2011 and December 31, 2010, there are no warrants outstanding from AERL's initial public offering ("IPO"), with the exception of the warrants issuable upon the exercise of the underwriter unit purchase option described below. The AERL IPO originally sold a unit which consisted of one Ordinary Share and a warrant which entitled the holder to purchase two Ordinary Shares at $5.00 per share. Prior to the redemption described below, each warrant entitled the registered holder to purchase one Ordinary Share at a price of $5.00 per share, subject to adjustment. The warrants became exercisable upon the completion of AERL's acquisition of AGRL.  However, no warrant (other than the warrants sold to certain of AERL’s founders simultaneously with AERL’s IPO, or the “Founders’ Warrants”) was exercisable and AERL was not be obligated to issue Ordinary Shares unless, at the time a holder exercised such warrant, a prospectus relating to the Ordinary Shares issuable upon exercise of the warrant is current and the Ordinary Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. A prospectus relating to the Ordinary Shares issuable upon exercise of the warrants was declared effective on May 28, 2010. The Founders’ Warrants were exercisable for unregistered Ordinary Shares even if a prospectus relating to the Ordinary Shares issuable upon such exercise is not current.

In connection with its IPO, AERL also issued a Unit Purchase Option, for $100, to EarlyBird Capital (the underwriter) (and its designees) to purchase 480,000 units at an exercise price of $6.60 per unit. The units issuable upon exercise of this option are identical to the units sold in AERL's IPO. The Unit Purchase Option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the Unit Purchase Option (the difference between the exercise prices of the Unit Purchase Option and the underlying Warrants and the market price of the Units and underlying Ordinary Shares) to exercise the Unit Purchase Option without the payment of any cash. The Company has no obligation to net cash settle the exercise of the Unit Purchase Option or the Warrants underlying the Unit Purchase Option. The holder of the Unit Purchase Option will not be entitled to exercise the Unit Purchase Option or the Warrants underlying the Unit Purchase Option unless a registration statement covering the securities underlying the Unit Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit Purchase Option or underlying Warrants, the Unit Purchase Option or Warrants, as applicable, will expire worthless.  The Unit Purchase Option expires in 2013.

On June 28, 2010, AERL sent a notice (the “Notice”) to all record holders of the ordinary share purchase warrants of the Company that, pursuant to the Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, the warrants would be redeemed for cash at the redemption price of $0.01 per warrant (the “Redemption Price”) on October 28, 2010 (the “Redemption Date”) if not exercised by that date.  Management did not exercise its option to require the holders of the warrants to exercise warrants on a “cashless basis.” Accordingly, after 5:00 p.m. New York time on the Redemption Date, the warrants not exercised are no longer exercisable for Ordinary Shares of the Company and the holders of 4,046,439 warrants received the Redemption Price totaling $40,464.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

	Warrants Outstanding (A)	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life
Outstanding December 31, 2010	1,440,000	1,440,000	$5.64	2.5 years
Granted	—		—
Redeemed	—		—
Exercised	—		—
Outstanding September 30, 2011	1,440,000	1,440,000	$5.64	1.75 years

(A)	Includes shares and warrants issuable under the Underwriter Unit Purchase Option of 1,440,000.

During the year ended December 31, 2010, 7,095,790 warrants were exercised for the purchase of 7,095,790 Ordinary Shares for a purchase price of $5.00 per share or an aggregate purchase price of $35,478,950 which are used for working capital for the Company.  Additionally, 3,505,771 "founder warrants" were exercised on a cashless basis for 1,343,050 Ordinary Shares.

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at September 30, 2011 and December 31, 2010.

Dividend

During June 2011,  the Board of Directors has authorized a regular semi-annual cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s annual financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend.

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date. The first dividend was paid on September 2, 2011, totaling $3,880,406.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Share Repurchase Program

During June 2011, the Board of Directors authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. In order to comply with the Company's insider trading policy, the program began after the release of the Company’s financial results for the six-month period ended June 30, 2011 and will expire on June 30, 2012. Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price and other factors. The repurchase program may be modified, suspended or discontinued at any time.  As of the date of this report, no shares have been repurchased.

Note 11 — Commitments and Contingencies

Management Agreements

Day-to-day management and operation of the VIP gaming rooms is contracted by the Promoter Companies to Pak Si Management and Consultancy Limited of Macau (“Pak Si”) a related party management company that is responsible for hiring and managing all staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  Sang Heng and Iao Pou, have entered into one year agreements to provide such services with Pak Si, pursuant to which each of them pays Pak Si $155,000 per month, and King's Gaming pays approximately $77,500 per month for the VIP room at the Venetian-Resort-Hotel, from which Pak Si is responsible to pay all salaries, benefits and other expenses of operation. The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Company and its chief operating officer.  Beginning in March 2011, the monthly payments were revised for Sang Heng, Iao Pou and King's, to $180,000, $103,000 and $103,000, respectively.  Beginning on May 15, 2011, Sang Heng entered into an additional management agreement with Pak Si for the management of the Iao Kun VIP gaming room located in the Galaxy Resort Macau for $180,000 per month, which was then transferred to Sang Lung. Total amounts expenses for Pak Si's services were $3,917,041 and $2,650,734 during the nine month ended September 30, 2011 and 2010, respectively; and $1,385,821and $926,532 during the three month ended September 30, 2011 and 2010, respectively.  Amounts due to Pak Si as of September 30, 2011 and December 31, 2010 were $462,023 and $385,977, respectively and have been recorded in accrued expenses.

Employment Agreements

AGRL has entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer)) that became effective upon the closing of the acquisition of AGRL.  In addition, upon the closing of the acquisition of King’s Gaming, AERL has entered into two additional employments contracts with Mr. Mok and Mr. Wong.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Annual minimum compensation for the terms of the employment agreements is as follows:

2011	$775,200
2012	775,200
2013	412,200
2014	379,200
2015	127,600
Total	$2,469,400

 Each executive is entitled to paid vacation in accordance with AGRL’s policies and other customary benefits. The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees. The agreements contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during the nine month periods ended September 30, 2011 and 2010 related to these employment contracts was $ 581,400 and $488,000, respectively; and during the three month periods ended September 30, 2011 and 2010 was $193,800 and $183,000, respectively.

Office Lease

AGRL has entered into a 24 month office lease in Hong Kong for executive offices for the period from September 19, 2011 to September 18, 2013.  Minimum future lease payments are $16,673, $63,446 and $35,215 during the years ended December 31, 2011, 2012 and 2013, respectively.

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies.  The tenure of the Promoter Companies acting as gaming promoters for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements.

The Group may not be able to collect all of their markers receivables from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group receives a significant amount of their revenue from patrons within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new Casino Operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 12 — Segment and Geographic Information

During the periods ended September 30, 2011 and 2010, all of the Group’s principal operating and developmental activities occurred in Macau. Management reviews the results of operations for its key operating segment in Macau.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors.

You should read the following management discussion and analysis ("MD&A") in conjunction with the  unaudited consolidated financial statements and related footnotes thereto included in this report and in conjunction with management's discussion and analysis and audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2010. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Financial Statements included herewith.

Overview

We are a holding company that conducts our primary business operations through our wholly owned subsidiary, Asia Gaming & Resort Limited (“AGRL”), and its subsidiaries.

We were incorporated in the Cayman Islands on September 24, 2007 under the name “CS China Acquisition Corp.” for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in the People’s Republic of China (including Hong Kong and Macau).

Prior to the business combination with AGRL, we had no operating business.

On February 2, 2010, we acquired all of the outstanding securities of AGRL from Spring Fortune Investment Ltd (“Spring Fortune”), resulting in AGRL becoming our wholly owned subsidiary. Upon the business combination with AGRL, we changed our name to “Asia Entertainment & Resources Ltd.”

AGRL was incorporated on May 2, 2007 in Hong Kong. It is an investment holding company of subsidiaries that, through profit interest agreements with affiliated companies known as VIP gaming promoters, are entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms promoted by the VIP gaming promoters in casinos at major hotels in Macau.

The acquisition of AGRL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of a majority of the outstanding ordinary shares immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provisions of FASB ASC Topic 805 "Business Combinations". Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and are recorded at the historical cost basis of AGRL. Our assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.

Foxhill Group Limited (“Foxhill”), Billion Boom International Limited (“Billion Boom”), Kasino Fortune Investments Limited (“Kasino Fortune”) and Super Number Limited ("Super Number") are the significant subsidiaries of AGRL, which have a relationship with AGRL’s VIP gaming promoters.

Upon the closing of the acquisition of AGRL by AERL, AGRL’s VIP gaming promoters (the “Promoter Companies”) became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies.

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities”. AGRL consolidates the VIEs in which it is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies will be consolidated with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL.

We completed the acquisition of the right to 100% of the profit derived by King’s Gaming Promotion Limited ("King's Gaming") for the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau in November 2010.

Sang Heng Gaming Promotion Company Limited (“Sang Heng”), King’s Gaming, Iao Pou Gaming Promotion Limited (“Iao Pou”) and Sang Lung Gaming Promotion Company Limited ("Sang Lung") are promoters of VIP gaming rooms, which are private room gaming facilities in casinos, in Macau, Special Administrative Region (“Macau” or “Macau SAR”), China.

The gaming industry in Macau is somewhat seasonal in nature as a result of the various week-long holidays celebrated in China which increases the number of patrons who visit our VIP gaming rooms. The most significant holidays which impact our revenue by quarter are as follows:

Quarter
1	Chinese New Year Celebration
2	Labor Day Golden Week
3	None
4	National Day Golden Week

Highlights

When compared to that of the period ended September 30, 2010, we performed substantially better in the period ended September 30, 2011. Our revenue growth in the nine months ended September 30, 2011 was 115%, which exceeded the overall growth in Macau of 45.9%. Our income growth (operating income before change in fair value of contingent consideration) in the nine months ended September 30, 2011 was 97%. The following factors contributed to our improved performance:

•	Overall gaming revenue growth of 45.9% period-over-period for Macau in 2011;

•	Organic growth in both retained earnings and our network of agents;

•
Increased cage capital as a result of reinvesting profits, increased lines of credit granted by the casino license holders, increased shareholder loans, and the warrant exercises of $35.5 million, during October 2010;

•	The acquisition of King's Gaming effective November 1, 2010;

•	The opening of the Iao Kun VIP Room at the newly opened Galaxy Resort Macau on the Cotai on May 15, 2011;

•
The reduction in the number of tables from eleven to six at the MGM Grand Hotel and Casino during the first quarter of 2011 and the subsequent closure of the VIP gaming room in June 2011, which allowed us to allocate additional cage capital to our VIP gaming promoters compensated with 1.25% fixed commission (by the end of June 2011, all of the cage capital had been re-allocated);

•	The increase in the number of tables from eleven to twelve at the Iao Kun VIP Room at the Star World Hotel and Casino and increased cage capital, during 2011;

•	The increasing number of “rich” Chinese, year over year;

•
Increased marketing efforts to increase the number of patrons and the amount of play at the VIP Rooms which operate under 1.25% fixed commission model. This resulted in higher fixed commission income. The VIP gaming rooms at the Star World Hotel and Casino, Galaxy Resort Macau and the Venetian Hotel and Casino in Macau contributed over 96% of our business and over 96% of our revenue in 2011;

Recent Activities

•
During June 2011,  the Board of Directors authorized a regular semi-annual cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s annual financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. The first dividend was paid on September 2, 2011, totaling $3,880,406;

•
During June 2011, the Board of Directors authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. In order to comply with the Company's insider trading policy, the program began after the release of the Company’s financial results for the six-month period ended June 30, 2011 and will expire on June 30, 2012. Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price and other factors. The repurchase program may be modified, suspended or discontinued at any time.  As of the date of this report, no ordinary shares have been repurchased under the program;

•
On April 18, 2011, $60,000,000 of the loans owing to Messrs. Lam and Vong were converted into two $30,000,000 interest-free notes ($60,000,000 in the aggregate), due on April 18, 2014, which are convertible into ordinary shares at a price of $20 per share at the option of the holder and callable at the Company's option at $20 per share if the closing price of its ordinary shares for any ten consecutive trading days exceeds $25.

RESULTS OF OPERATIONS

Three months ended September 30, 2011 Compared to Three Months ended September 30, 2010

The following table sets forth certain information regarding our unaudited results for the three months ended September 30, 2011 and 2010 (all figures are in $ thousands except ratios and percentages).

	For the Three Months Ended September 30, 2011	For the Three Months Ended September 30, 2010	2011 to 2010
Revenue from VIP gaming operations	$74,414	$28,533	161%

Commission to agents	$47,198	$18,492	155%

Selling, general and administrative expenses	$4,101	$2,305	78%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration	$21,257	$7,496	184%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming operations	28.57%	26.27%

Non-GAAP Financial Results

The following Non-GAAP unaudited financial results for the three months ended September 30, 2011 and 2010 are used by management to evaluate the financial performance of the Company prior to the deduction of amortization of intangible assets related to the acquisition of King's Gaming (all figures are in $ thousands except ratios and percentages) (see Reconciliation of Non-GAAP to GAAP financial results).

	For the Three Months Ended September 30, 2011	For the Three Months Ended September 30, 2010	2011 to 2010
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$22,520	$7,496	200%

Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming operations	30.26%	26.27%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets gaming patrons make. Bets are wagered with ‘‘non-negotiable chips ’’ and winning bets are paid out by casinos in so-called ‘‘cash ’’ chips, if they continue to play they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated based upon percentages of Rolling Chip Turnover, and represent the growth in revenues, expenses and income in comparison to the growth in gaming volume and investors and management to assess the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results related to our Rolling Chip Turnover and certain performance ratios,  for the three months ended September 30, 2011 and 2010 (all figures are in $ thousands except for ratios and percentages).

	For the Three Months Ended September 30, 2011	For the Three Months Ended September 30, 2010	2011 to 2010
Rolling Chip Turnover	$5,950,823	$2,394,052	149%

Revenue from VIP gaming operations/Rolling Chip Turnover	1.25%	1.19%

Commission to agents/Rolling Chip Turnover	0.79%	0.77%

Selling, general and administrative expenses/Rolling Chip Turnover	0.07%	0.10%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.36%	0.30%

Revenue from VIP gaming promotion was $74,413,996 for the three months ended September 30, 2011, as compared to $28,533,177 for the three months ended September 30, 2010, an increase of 161%. Rolling Chip Turnover has increased by $3,557,000,000, or 149%, in the three months ended September 30, 2011 as compared to that of the same period in 2010, principally as a result of the following factors:

(i) the acquisition of King's Gaming effective November 1, 2010 and its network of agents;

(ii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercises proceeds of $35.5 million in October 2010; and

(iii) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011;

Revenue for the three months ended September 30, 2011 from VIP gaming promotion increased in proportion to the increase in Rolling Chip Turnover due to all of our revenues on a fixed 1.25% commission on Rolling Chip Turnover. Fixed commission of 1.25% is effectively equivalent to 2.9% of gross win as a percentage of Rolling Chip Turnover based on a 43% win share (2.9% x 0.43 = 1.25%).  In January 2011, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to 6 at the MGM Grand Hotel and Casino, and subsequently closed this VIP gaming room on June 16, 2011. The closure of the VIP gaming room at the MGM Grand Hotel and Casino is not expected to materially impact our revenues since the percentage of revenues in relationship to total Rolling Chip Turnover was less than 10% and the concentration of our business at our other three VIP gaming rooms, which are now all under the fixed 1.25% commission revenue model.

Revenues from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 0.06% to 1.25% during the three months ended September 30, 2011, up from 1.19% during the three months ended September 30, 2010 due to lower win rate of 1.90% at the Iao Kun VIP Room in MGM Grand Hotel and Casino during the prior period. The VIP gaming rooms in the Star World Hotel and Casino, Venetian Hotel and Casino and Galaxy Resort Macau constituted all of the Company’s revenue during the three months ended September 30, 2011.

Availability of cage capital has the most significant impact on revenues. During the third quarter of 2011, additional cage capital was made available as a result of increased lines of credit provided by the casino license holders. The additional lines of credit totaled $55,186,000.  Additionally, during the fourth quarter of 2010 additional cage capital was made available as a result of the warrant exercises in October 2010 of $35.5 million, reinvestment of profits and additional shareholder loans. During the third quarter of 2011, all of our revenues were based upon a fixed commission on Rolling Chip Turnover of approximately $5,951,000,000, which has reduced the risk of volatility associated with our revenues. As a result, we are able to concentrate our marketing efforts and increase our Rolling Chip Turnover. Rolling Chip Turnover is impacted by the availability of cage capital. With the increase in cage capital, we can increase our Rolling Chip Turnover, which then results in increased revenues under the fixed commission revenue model.  As of June 16, 2011, all of our revenue is based upon a fixed commission on Rolling Chip Turnover.

The commission paid to agents increased by $28,707,000, or 155.2%, during the three months ended September 30, 2011 as compared to the same period in 2010 as a result of an increase in Rolling Chip Turnover. The increase as a percentage in commissions in relation to the increase as a percentage in revenues was lower due to the lower win rate of 1.90% at the Iao Kun VIP Room in MGM Grand Hotel and Casino during the prior period. The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.79% in the three months ended September 30, 2011, up from 0.77% for the three months ended September 30, 2010 as a result of greater non-marker commissions paid in the third quarter of 2011 and a smaller percentage of direct business in relation to total Rolling Chip Turnover.  An increase in Rolling Chip Turnover may decrease the percentage of direct business which may result in a higher percentage of commissions paid to agents in relation to the revenue received.

Sales, general and administrative expenses increased by approximately $1,796,000, or 77.8%, while revenues increased by 161%, during the three months ended September 30, 2011 as compared to that of the same period in 2010. Management salaries and director fees increased approximately $266,000 as a result of employment contracts and director fees initiated in the first half of 2010.  Management fees increased approximately $462,000 as a result of the expansion of operations at the Iao Kun VIP Room in the Star World Hotel and Casino in Downtown Macau as well as the addition of King’s Gaming in November 2010. Additional increased operating costs in the VIP gaming rooms were approximately $900,000 as a result of our expanded operations and the addition of King’s Gaming and the Iao Kun VIP Room in the Galaxy Resort Macau in May 2011. Our investor relations expenses increased by approximately $158,000 in 2011, due to increased investor relations activity.  The percentage of VIP Room administrative costs and other selling, general and administrative expenses may decrease in relation to revenues received as most of these costs are fixed in nature or are not impacted by changes in revenues.

The special rolling tax increased by $356,000, or 148.6%, during the three months ended September 30, 2011 as compared to that of the same period in 2010 as a direct result of an increase in Rolling Chip Turnover.

Operating income after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisition of King's Gaming was $21,256,724 for the three months ended September 30, 2011, as compared to income of $7,496,120 for the three months ended September 30, 2010, an increase of approximately 183.6%. The increase was principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010 and its network of agents; (iii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercises of $35.5 million in October 2010, and  (iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.  Operating income after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisition of King's Gaming as a percentage of VIP gaming revenues was 28.57% for the three months ended September 30, 2011 as compared to 26.27% for the three months ended September 30, 2010.  The increase as a percentage of VIP gaming revenues was due to all revenues being based upon fixed commissions, the low win rate at MGM during the prior period, as well as selling general and administrative costs growing at only 77.8% as compared to our increase in revenue at 161%.  There was no amortization in the three months ended September 30, 2010.

Our Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming was $22,519,793 for the three months ended September 30, 2011, as compared to income profit of $7,496,120 for the three months ended September 30, 2010, an increase of approximately 200.4%, principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010 and its network of agents; (iii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercises of $35.5 million in October 2010, and (iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.  Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming as a percentage of VIP gaming revenues was 30.26% for the three months ended September 30, 2011 as compared to 26.27% for the three months ended September 30, 2010.  The increase as a percentage of VIP gaming revenues was due to all revenues being based upon fixed commissions, the low win rate at MGM during the prior period, as well as selling general and administrative costs increased by only 77.8% as compared to our increase in revenue of 161%.

Amortization of intangible assets for the three months ended September 30, 2011 was $1,263,069 as a result of the acquisition of King's Gaming. It is expected that amortization of intangible assets will be approximately $5,056,000 for the year ended December 31, 2011.  There was no amortization in 2010.

The change in the fair value of the contingent consideration resulted in a decrease to the contingent consideration liability of $5,606,357 due primarily to the decrease in the market price of our ordinary shares and increased estimated future performance of King's Gaming.  As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

EPS attributable to ordinary shareholders for the three months ended September 30, 2011 was $0.69 for basic weighted average share count of 38,824,025 (which includes director compensation of 19,961 ordinary shares, which have not been issued) and $0.68 for fully diluted weighted average share count of 39,229,556. The fully diluted share count includes ordinary share equivalents for the issuance of a total of 405,531 shares and warrants issuable upon the exercise of a unit purchase option granted to the representative of the underwriters of its initial public offering.

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the three months ended September 30, 2011 was $0.58 for basic and $0.57 for fully diluted.

Nine Months ended September 30, 2011 Compared to Nine Months ended September 30, 2010

The following table sets forth certain information regarding our unaudited results for the nine months ended September 30, 2011 and 2010 (all figures are in $ thousands except ratios and percentages).

	For the Nine Months Ended September 30, 2011	For the Nine Months Ended September 30, 2010	2011 to 2010
Revenue from VIP gaming operations	$180,870	$83,941	115%

Commission to agents	$111,481	$49,510	125%

Selling, general and administrative expenses	$11,640	$6,962	67%

Operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration	$52,520	$26,656	97%

Operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration/Revenue from VIP gaming operations	29.04%	31.76%

Non-GAAP Financial Results

The following Non-GAAP unaudited financial results for the nine months ended September 30, 2011 and 2010 are used by management to evaluate the financial performance of the Company prior to the deduction of amortization of intangible assets related to the acquisition of King's Gaming (all figure are in $ thousands except ratios and percentages) (see Reconciliation of Non-GAAP to GAAP financial results).

	For the Nine Months Ended September 30, 2011	For the Nine Months Ended September 30, 2010	2011 to 2010
Non-GAAP income before amortization of intangible assets including pre-acquisition profit and change in fair value of contingent consideration	$56,313	$26,656	111%

Non-GAAP income before amortization including pre-acquisition profit and change in fair value of contingent consideration/Revenue from VIP gaming operations	31.13%	31.76%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets gaming patrons make. Bets are wagered with ‘‘non-negotiable chips ’’ and winning bets are paid out by casinos in so-called ‘‘cash ’’ chips, if they continue to play they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated based upon percentages of Rolling Chip Turnover, represent the growth in revenues, expenses and income in comparison to the growth in gaming volume and investors and management to assess the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results related to our Rolling Chip Turnover and certain performance ratios,  for the nine months ended September 30, 2011 and 2010 (all figures are in $ thousands except for ratios and percentages).

	For the Nine Months Ended September 30, 2011	For the Nine Months Ended September 30, 2010	2011 to 2010
Rolling Chip Turnover	$14,356,000	$6,734,000	113%

Revenue from VIP gaming operations/Rolling Chip Turnover	1.26%	1.25%

Commission to agents/Rolling Chip Turnover	0.78%	0.74%
Selling, general and administrative expenses/Rolling Chip Turnover	0.08%	0.10%
Operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration/Rolling Chip Turnover	0.37%	0.40%

Revenue from VIP gaming promotion was $180,870,093 for the nine months ended September 30, 2011, as compared to $83,941,149 for the nine months ended September 30, 2010, an increase of 115%. Rolling Chip Turnover increased by $7,622,000,000, or 113%, in the nine months ended September 30, 2011 as compared to that of the same period in 2010, principally as a result of the following factors:

(i) the acquisition of King's Gaming effective November 1, 2010 and its network of agents;

(ii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and warrant exercise proceeds of $35.5 million in October 2010; and

(iii) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.

Revenue for the nine months ended September 30, 2011 from VIP gaming promotion increased in proportion to the increase in Rolling Chip Turnover due to the majority of our business earning revenues on a fixed 1.25% commission on Rolling Chip Turnover. Fixed commission of 1.25% is effectively equivalent to 2.9% of gross win as a percentage of Rolling Chip Turnover based on a 43% win share (2.9% x 0.43 = 1.25%). Gross win rate for the Iao Kun VIP Room at the MGM Grand Hotel and Casino was 4.21% through the period ended June 16, 2011. In January 2011, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to 6 at the MGM Grand Hotel and Casino, and subsequently closed the VIP gaming room on June 16, 2011. The closure of the VIP gaming room at the MGM Grand Hotel and Casino is not expected to materially impact our revenues for 2011 due to the percentage of revenues in relationship to total Rolling Chip Turnover is less than 10% and our concentration of our business at our other three VIP gaming rooms, which are now all under the fixed 1.25% commission revenue model.

 Revenues from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 0.01% to 1.26% during the nine months ended September 30, 2011, up from 1.25% during the nine months ended September 30, 2010 due to the majority of our business earning revenues on a fixed 1.25% commission and the higher win rate at the Iao Kun VIP Room at the MGM Grand Hotel and Casino through the period ended June 16, 2011. The VIP gaming rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau constitute over 96% of the Company’s revenue. The gross win rate for the Iao Kun VIP room in MGM Grand Hotel and Casino was 4.21% for the nine months ended September 30, 2011, above the effective gross win average of 2.9% under the 1.25% fixed commission scheme.

Availability of cage capital has the most significant impact on revenues. During the third quarter of 2011, additional cage capital was made available as a result of increased lines of credit provided by the casino license holders. The additional lines of credit totaled $55,186,000.  Additionally, during the fourth quarter of 2010 additional cage capital was made available as a result of the exercise of warrants in October 2010 of $35.5 million, reinvestment of profits and additional shareholder loans. Over 96%of our revenues were based upon a fixed commission on Rolling Chip Turnover of approximately $14,356,000,000, which has reduced the risk of volatility associated with our revenues. As a result, we are able to concentrate our marketing efforts and increase our rolling chip turnover. Rolling Chip Turnover is impacted by the availability of cage capital. With the increase in cage capital, we can increase our Rolling Chip Turnover, which then results in increased revenues under the fixed commission revenue model.  Since June 16, 2011, all of our revenue is based upon a fixed commission on Rolling Chip Turnover.

The commission paid to agents increased by $61,971,544, or 125.17%, during the nine months ended September 30, 2011 as compared to the same period in 2010 as a result of an increase in Rolling Chip Turnover. The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.78% for the nine months ended September 30, 2011, up from 0.74% for the nine months ended September 30, 2010, as a result of greater non-marker commissions paid in 2011 and a smaller percentage of direct business in relation to total Rolling Chip Turnover. An increase in Rolling Chip Turnover may decrease the percentage of direct business which may result in a higher percentage of commissions paid to agents in relation to the revenue received.

Sales, general and administrative expenses increased by approximately $4,679,000, or 67.20%, while revenues increased by 115%, during the nine months ended September 30, 2011 as compared to that of the same period in 2010. The increase included an increase in administrative overhead costs as a result of legal and professional fees associated with our ongoing regulatory filings and regular corporate expenses of $137,000.  Management salaries and director fees increased approximately $410,000 as a result of employment contracts and director fees initiated in the first half of 2010.  Management fees increased approximately $1,271,000 as a result of the expansion of operations at the Iao Kun VIP Room in the Star World Hotel and Casino in Downtown Macau as well as the addition of King’s Gaming in November 2010 and the Iao Kun VIP Room in the Galaxy Resort Macau in May 2011. Additional increased operating costs in the VIP gaming rooms were approximately $2,412,000 as a result of our expanded operations and the addition of King’s Gaming and the Iao Kun VIP Room in the Galaxy Resort Macau in May 2011. Our investor relations expenses increased by approximately $375,000 in 2011 due to increased investor relations activities. The percentage of VIP Room administrative costs and other selling, general and administrative expenses may decrease in relation to revenues received as most of these costs are fixed in nature or are not impacted by changes in revenues.

The special rolling tax increased by $762,172, or 113.15%, during the nine months ended September 30, 2011 as compared to that of the same period in 2010 as a direct result of an increase in Rolling Chip Turnover. The percentage of the rolling tax to revenue remained consistent at .79%

Operating income after amortization of intangible assets before change in the fair value of contingent consideration for the acquisition of King's Gaming, was $52,519,962 for the nine months ended September 30, 2011 as compared to income of $26,656,058, including pre-acquisition profit for the nine months ended September 30, 2010, an increase of approximately 97.03%, principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010 and its network of agents; (iii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercises of $35.5 million in October 2010, and (iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.  Operating income after amortization of intangible assets before change in the fair value of contingent consideration for the acquisition of King's Gaming as a percentage of VIP gaming revenues was 29.04% for the nine months ended September 30, 2011 as compared to 31.76% for the nine months ended September 30, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid to non-marker agents in the current period, a smaller percentage of direct business in relation to total Rolling Chip Turnover and amortization of intangible assets.  There was no amortization during the first nine months of 2010.

 Our Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming, was $56,312,757 for the nine months ended September 30, 2011 as compared to income of $26,656,058, including pre-acquisition profit for the nine months ended September 30, 2010, an increase of approximately 111.26%, principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010 and its network of agents; (iii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercises of $35.5 million in October 2010, and (iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.  Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming, as a percentage of VIP gaming revenues was 31.13% for the nine months ended September 30, 2011 as compared to 31.76% for the nine months ended September 30, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid in the current period, a smaller percentage of direct business in relation to total Rolling Chip Turnover and a higher win rate for the Iao Kun VIP Room at the MGM Grand Hotel and Casino during the current period.

Amortization of intangible assets for the nine months ended September 30, 2011 was $3,792,795 as a result of the acquisition of King's Gaming. It is expected that amortization of intangible assets will be approximately $5,056,000 for the year ended December 31, 2011.  There was no amortization during the first nine months of 2010.

The change in the fair value of the contingent consideration resulted in a decrease to the contingent consideration liability of $8,377,040 due primarily to the decrease in the market price of our ordinary shares and increased estimated future performance of King's Gaming.  As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

During June 2011, we issued 12,050,000 ordinary shares to Spring Fortune pursuant to the incentive share provisions of our merger agreement with AGRL.  Additionally, we issued 4,210,000 shares as a result of the filing of Form 20-F for the fiscal year ended December 31, 2010 in May of 2011 pursuant to the provisions of our merger agreement.  The shares are considered to be issued as part of our merger and therefore have been treated as issued for no additional cost or compensation.

EPS attributable to ordinary shareholders for the nine months ended September 30, 2011 was $1.63, based upon the basic weighted average share count of 37,436,113 (which includes director compensation of 19,961 ordinary shares, which have not been issued) and $1.61 based upon the fully diluted weighted average share count of 37,910,394. The fully diluted share count includes ordinary share equivalents for the issuance of a total of 474,281 shares and warrants issuable upon the exercise of a unit purchase option granted to the representative of the underwriters of its initial public offering.

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the nine months ended September 30, 2011 was $1.50 for basic and $1.49 for fully diluted.

Non-GAAP Financial Measure

Our calculation of non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP earnings per share for the three and nine months ended September 30, 2011, differs from earnings per share based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and earnings per share should not be considered an alternative to, or more meaningful than, net income and earnings per share as determined in accordance with GAAP.   The following is a reconciliation of our net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended September 30, 2011	For the Nine Months Ended September 30, 2011

Net Income attributable to ordinary shareholders	$26,863,081	$60,897,002

Amortization of intangible assets	1,263,069	3,792,795

Change in fair value of contingent consideration	(5,606,357)	(8,377,040)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$22,519,793	$56,312,757

Note: For 2010, GAAP and Non-GAAP income are the same for each period presented.

	For the Three Months Ended September 30, 2011		For the Nine Months Ended September 30, 2011
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.69	$0.68	$1.63	$1.61

Amortization of intangible assets	0.03	0.03	0.10	0.10

Change in fair value of contingent consideration	(0.14)	(0.14)	(0.22)	(0.22)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.58	$0.57	$1.50	$1.49

Liquidity and Capital Resources — Historical Cash Flows

As of September 30, 2011, total available cage capital was approximately $227,302,000.  The total available cage capital is comprised of markers receivable of approximately $216,555,000 and cash, cash chips and non-negotiable chips of approximately $10,747,000.  AERL’s related parties have increased financing slightly from $61,066,220 as of December 31, 2010 to $64,082,259 for the nine months ended September 30, 2011, an increase of $3,016,039. In addition, $60,000,000 of the loans were converted to convertible long-term loans.  AERL’s related parties have provided financing of $64,082,259 and have guaranteed the lines of credit with the casino license holders as well as uncollectible markers (if any), which further reasonably demonstrates the strong commitment from the principals to the continual success of the operations.

As of September 30, 2011, AERL had a total cash balance of $11,088,582. Cash used in operations was $1,697,501 for the nine months ended September 30, 2011 compared to cash used in operations of $32,711,873 in the same period in 2010 as a result of the implementation by the Promoter Companies to fund the marker system with agents and lines of credit increased from the Casino. Additional cash used for providing markers was $96,414,918 during the nine months ended September 30, 2011 compared to $66,950,605 for the same period in 2010.

We have received lines of credit of approximately $55,186,000 from casino license holders. The lines of credit may be increased from time to time at the discretion of the Casino Operators.

Throughout the year, we may receive advance payments on commissions earned prior to the end of the month in which they were earned.  For the month of September 2011, we did not receive any advanced commission payments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2011	ASIA ENTERTAINMENT & RESOURCES LTD.

By: Li Chun Ming Raymond

Name: Li Chun Ming Raymond

Title: Chief Financial Officer